February 24, 2015

Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561
RE:    Triumph Group, Inc.
Form 10-Q for Quarterly Period Ended December 31, 2014
Filed on February 9, 2015
File No. 001-12235
Dear Mr. Shenk:
This letter responds to the comments set forth in your letter dated February 18, 2015 to Jeffrey L. McRae, Senior Vice President and Chief Financial Officer of Triumph Group, Inc. (the "Company"), regarding the Company's report listed above. For your convenience, we have restated each of the Staff's comments and have provided the Company's response below the comments.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
Liquidity and Capital Resources, Page 52

1.	Please quantify each factor cited as contributing to the variance in operating cash flows between comparable periods so that investors may readily understand the magnitude and relative impact of each.

2.
Your net cash inflow for the nine months ended December 31, 2014 increased by $276.7 million from the corresponding prior year period. However, the quantified factors disclosed, including the apparent increase of $10.2 million in pension contributions in the current year versus the prior year disclosed elsewhere in the filing, appear to address only $150.5 million of the increase. You cite payments on accounts payable and other accrued expenses as an offsetting (decreasing)

Mr. Lyn Shenk
February 24, 2015

factor, but it is not clear that this may not be the case from what is reported on the cash flow statement. Please explain to us and disclose as appropriate the material items that contributed to a substantial portion of the remaining net increase in operating cash flows, accompanied by an analysis of the underlying circumstances associated with these additional factors. In so doing, please note that your analysis should focus on factors that directly affect cash, and not merely refer to items as reported in the statement of cash flows or changes in line items presented in the balance sheet without discussing how such items directly affected the variance in the reported amounts of operating cash flows between comparable periods. Refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.
RESPONSE:
We understand the Staff's comments and acknowledge that the Company did not disclose all contributing factors to our variance in operating cash flows between comparable periods. The Company inadvertently omitted the following changes to operating cash flows: increased cash receipts from customers and others of approximately $83.8 million and decreased cash disbursements to employees, suppliers and others of approximately $37.5 million.
In the future, the Company will enhance its disclosure by including all significant contributing variances to operating cash flows. If the Company had included all significant contributing variances to the operating cash flows for the nine months ended December 31, 2014, the disclosure would have been the following:
"For the nine months ended December 31, 2014, we had a net cash inflow of $310.0 million from operating activities, an increase of $276.7 million, compared to a net cash inflow of $33.3 million from the nine months ended December 31, 2013. During the nine months ended December 31, 2014, net cash provided by operating activities increased primarily due to the cash received from legal settlement ($134.7 million), increased receipts from customers and others relating to additional sales from the fiscal 2015 and fiscal 2014 acquisitions ($83.8 million), an income tax refund ($26.0 million), and decreased disbursements to employees, suppliers and others ($37.5 million) due to timing, offset by increased payments on pension and other postretirement benefits ($10.2 million).
We continue to invest in inventory for new programs which impacts our cash flows from operating activities. During the nine months ended December 31, 2014, inventory build for capitalized pre-production costs on new programs excluding progress payments, including the Bombardier Global 7000/8000 program and the Embraer E-Jet, were $88.8 million and $29.1 million, respectively. Offsetting this inventory build was a provision for forward losses on our long-term contract on the 747-8 program of $152.0 million. Unliquidated progress payments netted against inventory increased by $9.8 million, due to timing of receipts."

Mr. Lyn Shenk
February 24, 2015

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

_/s/ Jeffrey L. McRae______________
Jeffrey L. McRae
Senior Vice President, Chief Financial Officer